STATE OF GEORGIA

Secretary of State
Corporations Division
313 West Tower
2 Martin Luther King, Jr. Drive
Atlanta, Georgia 30334-1530

CERTIFICATE
OF
ORGANIZATION

I, **Brian P. Kemp**, the Secretary of State and the Corporations Commissioner of the State of Georgia, hereby certify under the seal of my office that

MACROVEY, LLC
a Domestic Limited Liability Company

has been duly organized under the laws of the State of Georgia on **05/03/2012** by the filing of articles of organization in the Office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on May 3, 2012



Brian P. Kemp
Secretary of State